Ref.: File No. 82-4025

02049658

GLOBEX MINING ENTERPRISES INC.
Interim Report - Six months ended June

02 SEP -4 AM 10:16

The second quarter of 2002 was notable for three main advancements.

Firstly, on April 28, 2002, Globex announced receipt of a letter from the Quebec Government offering to participate in Globex's magnesium-talc feasibility study to a sum of $4,427,250 dollars. Certain conditions were attached including an equal investment by the Federal Government. Since that time, Globex has been in negotiations with the Federal Government and expects to have news to report shortly.

Secondly, Globex announced the acquisition of 100% interest in the Magusi River and Fabie Bay polymetallic massive sulphide deposits. These deposits contain over 4 million tons of copper, zinc, silver and gold bearing massive sulphides (see press release dated April 25, 2002) near Rouyn-Noranda, Quebec and project assets include road access, a ramp into the Fabie Bay deposit and millions of dollars of diamond drill and metallurgical data.

Lastly, on June 6, 2002, Globex issued a six page press release in which it reviewed Globex's many gold assets including numerous gold zones, deposits etcetera which had not been announced before (ex.: Nordeau East and West gold deposits 100%, Parbec gold deposit 100%, Black Cliff gold deposit 50%, Fontana gold deposit 75%, Wrightbar Gold Mine 100%, Laguerre-Knutson gold zones 100%, etc.).

Financial Discussion

Globex's 2002 net loss of $(10,465) was considerably lower than 2001 $(98,912) primarily due to sales of securities achieving higher than expected values. In the 1st half of 2002, the $293,382 realized from the sale of securities allowed Globex to meet its cashflow requirements. 100,000 Globex shares, assigned a deemed value of $30,000, were issued to acquire the Magusi River and Fabie Bay deposits. The Louvicourt & Pascalis township property totalling $85,785 in combined property costs and deferred exploration expenditures was written off in second quarter 2002 as part of the normal course of business.

Globex is a TSX-listed Canadian exploration company with gold, magnesium and base metal properties in Canada and the USA.

Jack Stoch, the President of Globex Mining Enterprises Inc., is entirely responsible for the Company's Investor Relations activities.

Dated at Rouyn-Noranda, Quebec
August 22, 2002

Jack Stoch
President

SUPPL

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

dw 9/5

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Loss and Deficit

(expressed in Cdn. dollars) (unaudited)

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
Revenues				
Interest income	$ 1,244	$ 4,792	$ 1,277	$ 5,151
Gain on sale of marketable securities	191,938	1,400	206,730	1,400
Other	-	1,272	-	21,909
	193,182	7,464	208,007	28,460
Expenses				
Amortization	2,177	1,711	4,354	3,312
Exploration expenses and abandoned claims written off	86,447	6,224	87,966	10,153
Office and general	25,950	30,102	51,538	57,672
Professional fees	39,385	14,024	66,130	42,220
Transfer agent fees	2,438	2,232	4,707	4,240
Travel and automotive	559	1,657	3,777	9,775
	156,956	55,950	218,472	127,372
Net income (loss) for the period	36,226	(48,486)	(10,465)	(98,912)
Deficit - beginning of period	(31,694,700)	(31,467,731)	(31,648,009)	(31,417,305)
Deficit - end of period	$ (31,658,474)	$ (31,516,217)	$ (31,658,474)	$ (31,516,217)
Net income (loss) per share - basic	$0.003	($0.004)	($0.001)	($0.008)
Net income (loss) per share - fully diluted	$0.002	($0.004)	($0.001)	($0.007)

Interim Consolidated Balance Sheets

(expressed in Cdn. dollars) (unaudited)

	As at June 30 2002	As at December 31 2001
Assets		
Current		
Cash	$ 205,766	$ 20,207
Marketable securities	79,241	195,698
Accounts receivable	11,441	250,605
Prepaid expenses	7,932	1,187
	304,380	467,697
Reclamation bonds	201,495	200,545
Capital assets	26,733	31,087
Mining properties and deferred exploration expenses	1,666,318	1,722,161
	$ 2,198,926	$ 2,421,490
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 18,684	$ 260,783
Shareholders' Equity		
Share capital		
Common shares Authorized - unlimited Issued - 13,161,786 (2001 - 13,061,786)	33,838,716	33,808,716
Deficit	(31,658,474)	(31,648,009)
	2,180,242	2,160,707
	$ 2,198,926	$ 2,421,490

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Cash Flows

(expressed in Cdn. dollars) (unaudited)

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
Cash Realized From (Used For)				
Operating Activities				
Net income (loss) for the period	$ 36,226	$ (48,486)	$ (10,465)	$ (98,912)
Non cash item - amortization	2,177	1,711	4,354	3,312
Change in operating working capital	61,741	(201,703)	106,777	(179,030)
	100,144	(248,478)	100,666	(274,630)
Financing Activities				
Share capital	30,000	299,618	30,000	313,618
Investing Activities				
Deferred exploration expenses	49,867	(19,622)	47,145	7,385
Mining properties	8,616	(3,500)	8,698	(17,500)
Reclamation bonds	(950)	(9,034)	(950)	(9,034)
Capital assets	-	(2,651)	-	(2,651)
	57,533	(34,807)	54,893	(21,800)
Cash realized	187,677	16,333	185,559	17,188
Cash - beginning of period	18,089	29,787	20,207	28,932
Cash - end of period	$ 205,766	$ 46,120	$ 205,766	$ 46,120

Interim Consolidated Statements of Deferred Exploration Expenses

(expressed in Cdn. dollars) (unaudited)

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
Current Expenses				
Geologist	$ -	$ 16,575	$ 11,787	$ 23,173
Mining property tax	2,424	6,869	3,858	13,299
Reports and maps	640	3,890	2,901	5,406
Claim staking	100	644	100	2,157
Geophysics	-	875	970	1,844
Prospecting	-	-	-	1,200
Transport costs	-	-	347	1,165
Laboratory analysis	-	65	4,526	1,101
Travel and accommodation	-	737	-	802
Casual labour	-	400	1,871	400
Supplies	-	264	-	357
Repairs and maintenance	-	-	-	45
Miscellaneous	400	7	400	7
Total current expenses	3,564	30,326	26,760	50,956
Deferred expenses beginning of period	1,299,468	1,178,740	1,296,746	1,205,746
Sales and grants	(9,451)	(4,480)	(28,406)	(48,187)
Exploration expenses written off	(43,980)	(6,224)	(45,499)	(10,153)
Deferred expenses end of period	$ 1,249,601	$ 1,198,362	$ 1,249,601	$ 1,198,362

1. Accounting Policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the recent annual consolidated financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the company's audited annual consolidated financial statements and the accompanying notes included in the 2001 Annual Report.

2. Share Capital

During the second quarter 100,000 shares were issued at $0.30 per share to acquire a mineral property.

3. Related Party Transactions

During the period the company made payments to a shareholder and a company controlled by a shareholder for management services, accounting services, office and storage totalling $45,000 ($22,500 per quarter). The company also received management fee income from wholly owned companies totalling $6,000 ($3,000 per quarter). These transactions are in the normal course of business and are measured at the exchange amount being the amount of consideration established and agreed to by the parties.